EXHIBIT 99.1

Alliance One International, Inc.
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

Tel: 434 792 75115
Fax: 434 791 0377
www.aointl.com



FOR IMMEDIATE RELEASE
 August 25, 2005

Contact: Ritchie L. Bond
                        (434) 791-6952

Alliance One Announces Quarterly Dividend

Danville, VA – The Board of Directors of Alliance One International, Inc. (NYSE: AOI), at its meeting held August 25, 2005, declared a quarterly dividend of $0.03 per share. The dividend will be payable September 23, 2005, to shareholders of record on September 9, 2005.

Brian J. Harker, Chairman and Chief Executive Officer, stated, "We are making excellent progress with the company's global integration and now anticipate the related annual cost savings to significantly exceed our earlier estimate of $60 million. We are fully committed to the long term goals of building a stronger company and reducing debt. However, the immediate cash costs of integrating our operations, now combined with the adverse market conditions we are facing in Brazil, led the Board to conclude that it is prudent to reduce our dividend at this time."

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Alliance One's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One's customers. Additional factors that could cause Alliance One's results to differ materially from those described in the forward-looking statements can be found in Alliance One's (previously DIMON Incorporated) Annual Reports on Form 10-K for the fiscal year ended March 31, 2005, and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

Alliance One International, Inc. is a leading independent leaf tobacco merchant. For more information on Alliance One, visit the Company's website at www.aointl.com.

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